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03022595

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sammy Corp.

*CURRENT ADDRESS

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5227 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/9/03

03 JUN -4 7:21

FILE NO.82-5227
May 8, 2003

FLASH REPORT
CONSOLIDATED FINANCIAL STATEMENTS
Year Ended March 31, 2003

A R/S 3-31-03

Name of the Company : Sammy Corporation
Code number : 6426
(URL http://ir.sammy.co.jp)
Any inquiry to : Kiyofumi Sakino
Managing Director/Division Manager, Administration
2-23-2 Higashi Ikebukuro
Toshima-ku, Tokyo, Japan
Tel (03)5950－3790

Date of the Board of Directors meeting for the fiscal year closing May 8, 2003

1. RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED MARCH 31, 2003

(1) RESULTS OF CONSOLIDATED OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For Year ended March 31, 2003	165,774	(0.9)	51,709	(△4.3)	23,066	(△3.5)
For Year ended March 31, 2002	164,293	(109.9)	54,022	(172.9)	23,906	(122.4)

	Net income per share	Net income per share (Diluted)	Return on equity	Operating income to total assets	Operating income to net sales
	Yen	Yen	%	%	%
For Year ended March 31, 2003	436.79	435.42	37.6	43.1	31.2
For Year ended March 31, 2002	452.44	452.28	55.3	52.6	32.9

(Note) ① Equity in net earnings of affiliated companies for the fiscal years 2003 and 2002 were ¥12 million and negative ¥20 million, respectively.
② Weighted average number of shares outstanding for the fiscal years 2003 and 2002 were 52,038,939 shares and 52,839,269 shares, respectively.
③ There was no significant change in the accounting policy between the years presented.
④ Percentages for net sales, operating income and net income represent change from the prior-year.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of Yen	Millions of Yen	%	Yen
March 31, 2003	112,873	65,428	58.0	1,298.90
March 31, 2002	126,803	57,370	45.2	1,074.13

(Note) The total numbers of shares outstanding were 50,113,270 shares and 53,411,572 shares at March 31, 2003 and 2002, respectively.

(3) CONSOLIDATED CASH FLOWS

	Net cash provided by operating activities	Net cash used in investing activities	Net cash provided by financing activities	Cash and cash equivalents at the year-end
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
For Year ended March 31, 2003	31,645	(9,284)	(18,201)	26,567
For Year ended March 31, 2002	13,141	(6,798)	2,772	22,535

(4) Scope of consolidation and equity method application
The Company consolidated all of its 17 subsidiaries and applied the equity method to 1 affiliated company.

(5) Change in scope of consolidation and equity method application
Starting from this fiscal year, 4 of the Companies were newly consolidated as subsidiaries and 1 company as consolidated subsidiary was excluded. 1 affiliated company using the equity method was excluded.

2. PROJECTION FOR CONSOLIDATED RESULTS FOR FISCAL YEAR 2003(APRIL 1, 2003 – MARCH 31, 2004)

	Net sales	Operating income	Net income
	Millions of Yen	Millions of Yen	Millions of Yen
Interim	85,000	20,700	10,200
Entire – year	215,000	61,000	30,000

(Reference) Projected net income per share for the entire-year is ¥590.66.

Note :
The management of the Company is required to disclose the information about Projection of results for fiscal year 2003 in accordance with the regulation of Tokyo Stock Exchange.

Above estimate is made based on the information available at the date of announcement of this flash report and there may be a case that above estimate would differ from actual amount due to various reasons.

1. Description of Sammy Group

The group consists of the Company and its 17 subsidiaries and 1 affiliate, and is primarily engaged in business to develop, manufacture and sell pachinko and pachislot machines, amusement arcade equipment and home video game software. Our lines of business by segment are as follows:

<table>
<tr><th colspan="2">Segment</th><th>Business contents</th><th colspan="2">Names of company</th></tr>
<tr><td colspan="2">Pachinko and Pachislot Business</td><td>Manufacture and sale of Pachinko/Pachislot machines and those attachments and accessories
Maintenance and manufacture of peripherals
Design of parlor</td><td colspan="2">Sammy Corporation
RODEO Co.,Ltd.
Japan Setup Service Co.,Ltd.(Note 1)
Shuko Electronics Co.,Ltd.
Sammy Design Corporation</td></tr>
<tr><td rowspan="6">NEWS Business</td><td rowspan="2">Game machines used in amusement arcades</td><td rowspan="2">Development and sale of the amusement arcades machines.
Lease and maintenance of the above</td><td>In Japan</td><td>Sammy Corporation
Sammy Amusement Service Co.,Ltd.
SI Electronics Co.,Ltd.</td></tr>
<tr><td>Overseas</td><td>Sammy Holding Co .,Inc.(Note3)
Sammy USA Corporation
Sammy Europe Ltd.</td></tr>
<tr><td rowspan="2">Home video game Software (Note 2)</td><td rowspan="2">Development and sale of home video game software</td><td>In Japan</td><td>Sammy Corporation
MAXBET Co.,Ltd.
Dimps Corporation.</td></tr>
<tr><td>Overseas</td><td>Sammy Holding Co .,Inc .(Note3)
Sammy Studios, Inc.(Note4)
Sammy Europe Ltd.</td></tr>
<tr><td rowspan="2">Others</td><td rowspan="2">Management of amusement arcades
Produce and sell music CD
Development of computer Graphics
License Management
Internet Music Contents provider</td><td>In Japan</td><td>Sammy Corporation
Sammy Amusement Service Co.,Ltd.
Underground Liberation Force Inc.
Quat Technology Inc.
Alegria Corporation(Note 5)
IP4 Inc.(Note 6)
Sammy Networks Co.,Ltd.(Note7)</td></tr>
<tr><td>Overseas</td><td>RTzen Inc.</td></tr>
</table>

(Note)
1. Japan Setup Service Co., Ltd. is an affiliated company.
2. All of shares of Spike Co., Ltd., a consolidated subsidiary in the prior year were sold and it was excluded from the consolidation of Sammy Group from date of October 1, 2002.
3. Sammy Holding Co., Inc. was newly established as a holding company and became a subsidiary to integrate overseas business.
4. Sammy Entertainment Inc. was renamed to Sammy Studios, Inc. on July 2, 2002
5. The company subscribed shares of Alegria Corporation and consolidated its accounts.
6. IP4 Inc. became a subsidiary upon the third party allotment of new shares in which the company participated.
7. The company subscribed shares of Sammy Networks Co., Ltd. and consolidated its account.

The following is a chart of business transaction flow:



Pachislot and Pachinko Bisiness
NEWS Business
Pachislot and Pachinko
●Rodeo Co.,Ltd.
(Development･Manufacture･Sale)
Pachislot
Sales Agent
Sales Agent
Pachislot
Pachinko
Pachinko Parlors
●Shuko Electoronics Co.,Ltd.
(Manufacture･Sale of periopherals)
●Sammy Design Corporation
(Design of hall etc)
△Japan Setup Service Co.,Ltd.
(Installation of pachislot/pachinko, Maintenance)
Other
SAMMY CORPORATION
Amusement arcade equipment
《In Japan》
●Sammy Amusement Service Co.,Ltd.
(Sale･Lease)
●S.I Electronics Co.,Ltd.
(Development･Manufacture･Sale)
《Overseas》
●Sammy Holding Co.,Inc.
(Holding Company)
●Sammy USA Corp.
(Development･Manufacture･Sale)
●Sammy Europe Limited. (Sale)
Customers
Japan
Overseas
Home Video game software
《In Japan》
●Dimps Corp.(Development)
●MAXBET Co,.Ltd.
(Development･Sale)
《Overseas》
●Sammy Holding Co.,Inc.
(Holding Company)
●Sammy Studios, Inc.
(Development･Sale)
●Sammy Europe Limited. (Sale)
Customers
Japan
Overseas
Others
《In Japan》
●Sammy Amusement Service Co.,Ltd.
(Operation of Amusement arcade)
●Underground Liberation Force Inc.
(Production･Sale of music contents)
●Quat Technology Inc.
(Development･Sale of computer graphics development)
●Alegria Corporation
(Internet Contents Business)
●IP4 Inc.
(Licence Management)
●Sammy Networks Co., Ltd.
(Internet Music Contents Provider)
《Overseas》
●RTzen, Inc.
(Computer graphics development)
Customers
Japan
Overseas
Flow of Products
Other
● Consolidated subsidiary
△ Affiliate

2. Management Policy

(1) Basic management policy

Sammy Group basically operates the pachinko and pachislot machines business and the NEWS (New Entertainment World of Sammy) business which is consisted of amusement, content, new technology and merchandising.

We hold the brand statement "**We will, with adventure spirit, create the new culture through providing entertainments full of originality to people all over the world**," and will, as a group in which members tying up with one another, strive under the policy "positive progress," try to achieve better operating results and to satisfy the expectation of those who trust us, including our shareholders.

(2) Basic distribution policy

We regard the profit distribution to our shareholders as a major issue of our management, and our basic policy is to provide adequate dividend based on the profits.

For the year-end dividend of the current fiscal year, we plan to declare 70 yen per share in comprehensive view of the balance between new investments for the future business expansion and the development and the necessary internal reserve fund, and as a measure of the distribution to our shareholders who support us.

We will effectively use our internal reserve fund for strengthening our financial condition and management foundation, investing primarily in NEWS business, establishing new subsidiaries, M&A and so on.

Further, we have a plan to execute interim dividend from next fiscal year.

(3) Concept and policy on reducing the stock unit, etc.

Sammy Group recognizes that reducing the stock unit is one of the effective measures to facilitate the expansion of individual investors and the liquidity of its shares, and the number of shares of its common stock per unit of 100 we consider, is sufficient to enable the individual investors to easily make their investment.

We will carefully monitor our operating results and market trends, examine the expenses to be incurred and effects thereof, etc. and continue to explore accordingly.

(4) Medium and long-term management strategy and matters to be dealt with

In order to achieve further growth of Sammy Group, we consider that the generation of new profits from the NEWS business consisted of four (4) concepts, i.e. amusement, content, new technology and merchandising as well as the strengthening of the operating base and continuous growth of the pachislot and pachinko business is essential.

Further, we are making efforts to solve environmental problems in the way that we aim to structure an effective revenue-generating scheme by promoting the development which refrains from discharging waste at the stage of product design, and at the same time, establishing self recycling system as early as possible and promoting recycling production in which resources are used more efficiently.

In the field of pachislot machines, we have differentiated ourselves from other companies by our research and development capabilities which have been established for long years, upgraded production capabilities and multi-brand strategy. We will continuously place an emphasis on the enhancement of the research and development capabilities, supply products full of entertainment features with game-ability and the outstanding image presentation technologies and keep staying at the top in the annual sales of pachislot machines.

In the field of pachinko machines, we had had difficulty in proving our unique nature of our games, but the scope of such game-ability have been substantially expanded as a result of the amendment to the internal regulations of Japan Game Machine Industry Cooperatives ("*Nikkoso*"). We consider such amendment to the internal regulations as an good opportunity to expand our market share and strengthen our brand power, and we aim to increase our market share of annual sales to 10% by differentiating ourselves from other companies by way of strengthening our development system and supplying the products which adopt new technologies, and promoting the enhancement of product lineups by increasing the number of relevant authorizations to be acquired.

In the NEWS business, we will promote such business not only in Japan but also across the world in order to bring up such business to be another earning source next to the pachislot and pachinko business.

In the field of amusement, we aim to provide the platform "ATOMISWAVE," a new amusement arcade equipment in the world markets. High quality and low price, one of the selling points of "ATOMISWAVE," is being accepted by the market, and we will work on marketing, mainly an on-site test, and put an effort on the development of the mega-hit software so as to create a foothold in the popularization of hardware.

In the field of content, we will target the Europe and the U.S. markets of home video game software, where the continuous growth is forecasted. We will promote our development based on the concept "Market-In" and supply the products which will satisfy the needs of the markets.

We will also strengthen the contents for the internet and mobile phones. The number of subscribers enjoying the contents for mobile phones provided by our group, such as "Sammy 777 Town," is increasing steadily, which is a sign that our content business is going well. However, as the mobile contents market becomes more matured the price and quality competitions gets more intense. Under such circumstance, our group has taken the strategy that we will transfer such business to Sammy NetWorks Co. Ltd. which can provide affluent know-how, in order to keep the stable number of subscribers and explore new additional subscribers.

In the field of new technology, we have started the research and development of the 3D image display system which shall be the core of the next generation entertainment, in development partnership with Hitachi, Ltd. and Imagination Technologies, Ltd.. We will not only pursue sophisticated features but also realize the multi-purpose, low-cost and power-saving, and will target all the markets of image presentation equipments as well as the existing business of Sammy Group.

In the field of merchandising, IP4 Inc., one of our group companies, will uniformly manage of all the characters created from the pachislot and pachinko business and the NEWS business, aiming to establish an effective business structure. We will also continue to make efforts to develop new original characters and establish the presence of Sammy Group in every market and every industry by utilizing them not only in our existing business but also outside such business.

(5) Basic philosophy in respect of corporate governance and its implementation

(Basic philosophy in respect of corporate governance)

Our group holds a management policy, "we walk with people and contribute to the creation and the development of culture through '-entertainment with our creativity and foresight-'" and aims to maximize our corporate value.

In order to realize such management policy, we are placing the highest priority on maintaining and improving the integrity and efficiency of business management and transparency in acts of our company.

(Implementation of measures in respect of corporate governance)

(i) Conditions of management system in respect of decision-makings, administrations and supervisions of the company management and other corporate governance system

- We have adopted a corporate auditors system and two out of three corporate auditors are outside corporate auditors.
- We have adopted an executive officers system and aim at an accurate and speedy business judgment and adequate distributions of authorities and the responsibilities.
- In addition to the monthly regular meetings of board of directors and executive commitee, we hold liaison meetings of board of directors and liaison meetings of officers with the aim of information sharing among directors and executive officers and consensus-building through extensive discussions.
- We have set up an audit office as an internal auditing department, and we have, as needed, conducted internal audits for the whole group companies by three internal auditors including those two who are officially certified as internal auditors.
- We have set out and implemented a compliance manual with the aim of promoting a high "compliance consciousness" to each officer and employee. In addition, we are working on the improvement of our IR activity with a policy of fair disclosure.
- Advices have been provided by Asahi & Co, an independent auditor, not only for periodic audits but also for monthly financial statements etc. from the view of independent auditor. In addition, we ask for advices, when necessary, to our legal counsels and other specialists with regard to a company management and day-to-day operations.

(ii) Summary of personal relationships, equity relationships or business and other relationships between the company and its outside directors and outside corporate auditors

There is no outside director at present. Two outside corporate auditors, including their close relatives and the companies etc., which they are in any way related to, have no business transaction or any other relationships with our company.

(iii) Implementations of the measures toward the improvement of the corporate governance of the company during the past year

We have been working on the improvement of the internal control function for the group companies.

First, we clarified the managerial responsibilities of our group companies and enhanced the execution of the board of directors.

Second, we have held regular meetings of corporate auditors of our group companies for the purpose of exchanging information and opinions among the corporate auditors of our group companies and achieving results of audits.

In addition to above, as the number of foreign group companies increases, we have held regular meetings consisted of the representatives and the personnel in charge of financial departments of each of the foreign group companies in order to enforce the management policies and supplement the control functions.

(6) Management index as medium-term goal

Sammy Group has been promoting its continuous growth and management which will increase its corporate value aiming at maximizing the shareholders' value, and set the medium-term goal of maintaining over 25% of ordinary income/sales ratio as an index of its profitability.

(i) Return on Equity (ROE) maintaining 30%

(ii) Ratio of Operating income to Sales maintaining 25%

	Return on Equity (ROE)	Ratio of Operating income to Sales
The period ended March, 2003	37.6%	31.2%
The period ended March, 2002	55.3%	32.9%

(7) Others, important issues on management of the company

1. Lawsuits

Currently, the following lawsuits have been filed against Sammy in relation to the pachislot machines manufactured and distributed by the company, claiming infringement of certain patent rights.

Sammy Group believes that none of the cases being litigated constitutes an infringement of any patent rights and is so insisting, but such litigation process may adversely affect its operating results.

The right in question in the case "c." below is the same as the one in the case "a." below. The Patent Office made a judgment that such patent right was invalid and the document of an invalidation judgment was published as of December 25, 2002. Correspondingly, Aruze filed a claim with Tokyo High Court as of January 27, 2003, insisting that such judgment shall be revoked and the case has currently been on trial.

(a) The claim for damages of 10,066 million yen made by Aruze Corp. ("Aruze")
On March 19, 2002, the Tokyo District Court made the judgment that Sammy shall pay Aruze 7,416 million yen, Sammy appealed to the Tokyo High Court on the same day and the case has currently been on trial.

(b) The claim for damages of 1,500 million yen made by Aruze
On June 25, 2002, Sammy won the case at the Tokyo District Court, Aruze appealed to the Tokyo High Court on July 5, 2002 and the case has currently been on trial.

(c) The claim for damages of 1,430 million yen made by Aruze
The case was filed at Tokyo District Court on March 26, 2001, which has currently been on trial.

(d) The claim for damages of 5,145 million yen made by Aruze
The case was filed at Tokyo District Court on May 31, 2002, which has currently been on trial.

(e) The claim for damages of 11,424 million yen made by Takasago Electric Industry Co., Ltd.
The case was filed at Osaka District Court on July 18, 2002, which has currently been on trial.

2. Other funding matters

On August 8, 2002, Sammy established the commitment line (which enables it to borrow money freely within the limited amount) of 20,000 million yen in aggregate, arranged by UFJ Bank Limited and Sumitomo Mitsui Banking Corporation in the form of syndicated loan primarily made up of financial institutions which Sammy currently holds an account with to obtain funding more readily and improve the funding efficiency.

The issuance of the stock acquisition rights (for value) to the shareholders was resolved at the meeting of the board of directors of Sammy Corporation held on December 26, 2002, for the purpose of providing another means of investment return to our shareholders as well as placing a step toward our future funding.

3. Operating Results and Financial Condition

(1) Overview of the period under review

Japanese economy in the current fiscal year, having been in the deflationary trend, has not shown a sign of recovery in both individual consumption and employment situation, and still remains severe because of the stagnation of capital expenditures, the problem of bad debts and declining stock prices, etc. In the world economy, the future uncertainty has continued since the economy in Europe and the United States was in a slow pace and there were external concerns such as the condition of Iraq.

Under such circumstances, for pachislot and pachinko industry as a whole, the number of pachinko halls in Japan has decreased, but the number of pachislot and pachinko machines installed in such halls has increased compared to the previous fiscal year. This is due to the trend that individual halls are becoming more large-scaled.

In the pachinko industry, due to the amended internal regulations of Japan Game Machine Industry Cooperatives ("*Nikkoso*"), a period of stagnation appears to be ending, but the number of installation has peaked in 1996 and has been decreasing since then, and the industry is still in a severe condition.

In the amusement arcade industry, although the introduction of the new type of video games using network and/or the card system, etc. and medal games like pachinko and pachislot, etc. was successful, other type of products grew sluggish and the market has been flat. With respect to amusement arcades, "scrap and build" is ongoing, in which small-sized unprofitable arcades are being closed, while large-sized arcades are increasing, resulting in the improvement of profitability as a whole. In the overseas market, as the home video game machines spread throughout Europe and the United States, the market for what is called amusement arcade is gradually shrinking, while the market for single-location such as sports bars, pubs and shopping centers is showing a sign of vitalization.

In the home video game software industry, big title series and soccer games (being influenced by the World Cup) made a hit, however, it has become more difficult to create hit products other than the hit title series or temporary hits. In the overseas market on the contrary, game software is going well as game machines are spreading mainly in Europe and the United States.

Under such operating circumstances, Sammy Group has focused on forming the foundation for establishing its global presence as a comprehensive entertainment company.

In respect of pachislot machines of the pachislot and pachinko business, we have made efforts to provide products which will be supported by both player and pachinko hall operators in order to establish the stable position as the leading company of the industry, by promoting the development for further improvement of the product's capability and by installing the liquid crystal display which has greatly improved the expression capability.

In respect of pachinko machines, we have strengthened development lines and, as a matter of priority, positively applied a new image presentation technology using the optical 3D image display system and highly functional image chip.

In the NEWS business (New Entertainment World of Sammy), we have promoted the global development with our eyes on the overseas market as well as the Japanese market. We have developed the amusement arcade equipment, "ATOMISWAVE," as a key product for future expansion in the overseas market, and at the same time, have applied the know-how which has been obtained in pachislot and pachinko business to the fields of amusement arcade equipments, home video game software and mobile contents for mobile phones etc, resulting in the operating effect of synergy that has been showing in the actual results.

As a result, the consolidated sales of the current fiscal year came to ¥165,774 million (increased by 0.9% from the previous fiscal year). The consolidated operating income came to ¥51,709 million (decreased by 4.3 % from the previous fiscal year), being affected by increasing administrative expenses due to the promotion of research and development mainly in the NEWS business and increased amortization of goodwill from the newly consolidated subsidiaries.

The consolidated net income of the current fiscal year came to ¥23,066 million yen (decreased by 3.5 % from the previous fiscal year).

[Pachislot and Pachinko Business]

In respect of pachislot machines, each brand of Sammy Group released products which differentiated themselves from those of other manufacturers, making full use of the planning and development capability which was the strong point of Sammy Group. One of the machines of Sammy-brand, "*MOJYUOH-S*," which is the successor to "*JYUOH*," the mega-hit machine of the year before last, has been well-accepted by the users because of its expressive CG image and entertainment nature and has made a record sales of over 110,000 units. The sales price per unit for machines of Rodeo-brand, however, decreased compared to the previous fiscal year due to the decline in such sales price per unit as a result of changing the sales approach from the one based on the "*Daiko-ten (Sales representative)*" agreement to the one based on the "*Dairi-ten (Sales agent)*" agreement, although the number of sales units for Rodeo-brand machines increased as its name became popular.

In respect of pachinko machines, the number of sales units decreased from the previous fiscal year because of the market downturn and the delayed release of new type of machines during the first six months of the current fiscal year due to the amendment to the internal regulations of *Nikkoso*.

As a result, the sales came to ¥149,083 million (decreased 2.5 % from the previous fiscal year) and the operating income came to ¥60,690 million (decreased 1.9 % from the previous fiscal year).

In accordance with the "self-imposed control of Japan Electric Game Machine Industrial Cooperatives "*Nichidenkyo*" for the moderate gaming machines," with the main purpose of such self-restriction and its impact on the future industry fully understood, Sammy Group voluntarily recalled certain pachislot machines produced by the company. The cost required for such recall of ¥430 million is accounted for as the extraordinary loss, titled "Cost for voluntary recall of products".

(Names and sales units of the main machines)

(thousand units)

[Pachislot machines]	
MOJYUOH-S (Sammy)	115
Hakushon Daimao (Sammy)	44
Club Rodeo T (Rodeo)	43
Kaze no Yojinbo (Rodeo)	30
Others	234
Total	466
[Pachinko machines]	
CR Baku-mogi Kudamono-Oh	24
CR Gaccha-man	22
CR Tamao de Dokkan!!	14
Others	22
Total	82

[NEWS business]

(Amusement arcade equipment business)

The release of an amusement arcade equipment, "ATOMISWAVE," which was planned to be released in the overseas market during the current fiscal year, has been slightly delayed due to a software of better quality under development which requires an improvement etc. as a result of test-marketing. However, "Pachislot Revolution Series," the popular pachislot machines modified for the use in amusement arcades, is going well, and, as one type of medal game machines, has become the main product of Sammy Group.

Sammy Holding Co., Inc. was incorporated as a holding company to control overseas group companies for the purpose of establishing a base for the future overseas expansion and the integrated management system in respect of development, manufacture and sale, etc.

As a result, the sales came to ¥6,291 million (increased by 5.8 % from the previous fiscal year) and the operating loss came to ¥491 million yen due to research and development cost.

(Home video game software business)

A game software, "*Jissen Pachislot Hisshoho! MOJYUOH–S*," a complete simulation of pachislot machine "*MOJYUOH-S*," made a hit and sold more than 300,000 units since its release was synced with the release of such actual pachislot machines. Other series of "*Jissen Pachislot Hisshoho!*" such as "Aladdin A" and "*Salary-man Kintaro*" also sold well.

As a result, sales drastically increased to ¥7,679 million (increased by 76.0 % from the previous fiscal year). However, operating loss came to ¥1,484 million because of the increased payroll cost for strengthening the development system for the full-scale overseas expansion and the increased research and development cost for software development.

(Others)

In respect of the amusement arcades, we opened the roadside-type facility, "Sammy's Regno, Kawagoe" in Kawagoe-city, Saitama prefecture. The facility's inside is designed just like a luxury cruse liner under the theme "sea and ship," and having been operated targeting people of a wide range of age.

In respect of the contents for mobile phones, the number of subscribers enjoying "Sammy 777 Town", etc., the contents which provide call signals with a melody of pachislot and pachinko machines of Sammy Group as well as information on new machines, is increasing, which is a sign that the content business is going well.

For the purpose of expanding the content business effectively, we acquired the shares of U's mobile Co., Ltd. which has an extensive know-how on music contents through mobile phones and internet, to make it our subsidiary, and then changed its trade name to "Sammy Networks Co., Ltd.".

Further, as a basis for expanding merchandising business, we subscribed the new shares of IP4, Inc. which was known with expanding characters such as "*Tare Panda*" and "THE DOG" and made it our subsidiary.

As a result, the sales came to ¥2,719 million (increased by 146.7 % from the previous fiscal year), while the operating loss came to ¥560 million because of the amortization of goodwill from the newly consolidated subsidiaries, etc.

(2) Financial position

The cash and cash equivalent ("cash") in the current fiscal year increased by ¥4,031 million compared to the previous fiscal year, and the balance at end of the current year came to ¥26,567 million.

Cash flow provided by operating activity increased by ¥18,503 million compared to the previous fiscal year and came to be ¥31,645 million. This is mainly because the decrease in receivables more than offset the decrease in the income before taxes of ¥367 million and the increased payment of the corporation income tax, etc. of ¥17,836 million.

Cash flow used in investing activities increased by ¥2,486 million compared to the previous fiscal year and came to be ¥9,284 million. This is mainly due to expenditure for the acquisition of subsidiaries newly consolidated such as Sammy Networks Co., Ltd. etc. related to new business.

Cash used in financing activities increased by ¥20,974 million compared to the previous fiscal year, and came to be ¥18,201 million. This is mainly due to the acquisition of the treasury stock, repayments of Loan and a decrease in proceeds from the issuance of the stock.

(3) Outlook throughout fiscal year

In the next fiscal year, the pachislot industry is expected to stay vital as manufacturers will continuously compete by introducing new technologies and releasing new types of machines featuring their game-ability.

The pachinko industry is expected to be supplied with the types of products which can be supported by inexperienced users who do not play frequently, featuring their game-ability as well, and the market expects its revitalization.

In respect of the amusement arcade industry, a full-scale operation of the amusement machines using network, card system, etc. and a further improvement on profitability are expected. In respect of the home video game software industry, the stable demand for software is expected mainly in Europe and the United States.

Under the expectation of operating environment mentioned above, Sammy Group expects to sell 450,000 units of pachislot machines and 230,000 units of pachinko machines in its pachislot and pachinko business segment, by introducing the products which differentiate themselves from those of other manufacturers by our high-level contents planning and expression capabilities.

In respect of the NEWS business, we will release the new type of amusement arcade equipment, "ATOMISWAVE" to all over the world. Additionally, in respect of the home video game software business, we will, mainly through Sammy Studios, Inc. located in the United States, continue to focus on the development of hit titles under the concept of "Market-In".

As a result, we estimate the consolidated sales for the next fiscal year to be 215,000 million yen (increased by 29.7% from the corresponding period of the previous fiscal year), the consolidated ordinary income to be 61,000 million yen (increased by 19.6% from the corresponding period of the previous fiscal year) and the consolidated net income to be 30,000 million yen (increased by 30.1% from the corresponding period of the previous fiscal year).

[Notes on Outlook throughout Fiscal Year]
The market expectation and the outlook of business result described in this material were examined by the management of Sammy Group based on the information current by effective, and include potential risks and uncertainty for its realization, therefore, there may be more factors having influence on the business result. Accordingly, please be advised in advance there is a possibility that that actual business result may be greatly different from that described herein depending on the change of various factors.

4. CONSOLIDATED FINANCIAL STATEMENTS

SAMMY CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2003 AND 2002

(Unit : Millions of Yen)

		Current year (As of March 31, 2003)		Prior year (As of March 31, 2002)		Change
		Amount	Percentage	Amount	Percentage	Amount
(Assets)			%		%	
I Current Assets						
Cash and deposits	※2.	26,592		22,580		4,011
Notes receivable and accounts receivable-trade	※1.	30,032		53,812		(23,779)
Allowance for doubtful accounts		(562)		(784)		222
Inventories		16,486		17,224		(738)
Deferred taxes-current		3,814		2,727		1,086
Deposit for lawsuit		5,000		5,000		—
Others		3,341		5,146		(1,804)
Total current assets		84,705	75.0	105,706	83.4	(21,001)
II Non-current assets						
Property and equipment						
Buildings	※2.	4,962		4,321		640
Machinery and equipments		2,055		2,255		(199)
Rental equipment for amusement arcades		1,037		453		583
Land	※2.	3,010		3,057		(47)
Software		1,433		1,446		(12)
Goodwill		2,116		1,033		1,082
Others		1,917		1,568		349
Construction in progress		59		249		(190)
Total property and equipment		16,593	14.7	14,387	11.3	2,206
Investments and other assets						
Investment securities	※3.	3,053		2,188		864
Lease deposits		1,887		1,733		153
Deferred taxes non-current		1,981		940		1,041
Others		4,837		2,100		2,736
Allowance for doubtful accounts		(186)		(256)		69
Total investments and other assets		11,574	10.3	6,708	5.3	4,866
Total non-current assets		28,168	25.0	21,096	16.6	7,071
Total assets		112,873	100.0	126,803	100.0	(13,930)

SAMMY CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2003 AND 2002

(Unit : Millions of Yen)

		Current year (As of March 31, 2003)		Prior year (As of March 31, 2002)		Change
		Amount	Percentage	Amount	Percentage	Amount
(Liabilities)			%		%	
I Current liabilities						
Short-term bank loans and current portion of long-term debt	※2.	3,581		5,959		(2,377)
Notes and accounts payable	※1, 2	15,019		25,640		(10,620)
Accounts payable -other	※2	2,374		4,598		(2,223)
Income taxes payable		13,831		19,538		(5,706)
Accrued employees' bonus		1,153		1,012		140
Others		3,429		5,803		(2,373)
Total current liabilities		39,391	34.9	62,552	49.4	(23,161)
II Non-current liabilities						
Bond		200		—		200
Long-term debt	※2	2,169		3,260		(1,090)
Retirement benefits		1,553		1,334		218
Others		3,015		1,637		1,378
Total non-current liabilities		6,938	6.1	6,232	4.9	705
Total liabilities		46,330	41.0	68,785	54.3	(22,455)
Minority interest		1,114	1.0	646	0.5	467
(Shareholders' equity)						
Common stock		8,017	7.1	7,966	6.3	51
Additional paid-in capital		9,011	8.0	8,960	7.0	51
Retained earnings		60,023	53.2	40,172	31.7	19,851
Net unrealized holding gains on securities		562	0.5	117	0.1	445
Foreign currency translation adjustments		19	0.0	154	0.1	(135)
		77,633	68.8	57,371	45.2	20,262
Treasury stock		(12,205)	(10.8)	(0)	(0.0)	(12,205)
Total shareholders' equity		65,428	58.0	57,370	45.2	8,057
Total liabilities and shareholders' equity		112,873	100.0	126,803	100.0	(13,930)

SAMMY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

(Unit : Millions of Yen)

	Current year From April 1,2002 To March 31,2003		Prior year From April 1,2001 To March 31,2002		Change
	Amount	Percentage	Amount	Percentage	Amount
Net sales	165,774	100.0	164,293	100.0	1,480
Cost of sales	72,809	43.9	67,808	41.3	5,000
Gross profit	92,964	56.1	96,485	58.7	(3,520)
Selling, general and administrative expenses	41,255	24.9	42,462	25.8	(1,207)
Operating income	51,709	31.2	54,022	32.9	(2,312)
Other income (expenses) :					
Interest and dividend income	103		71		33
Gain on investment in silent partnership	2		87		(85)
Equity earnings from affiliates etc.	12		20		(7)
Interest expenses	(180)		(186)		6
Loss on disposal of property and equipment	(149)		(348)		199
Gain (Loss) on sale of property and equipment-net	24		–		24
Cost for special restoration for pachislot problem	–		(5,958)		5,958
Exchange loss	(47)		–		(47)
Cost of restructuring for subsidiaries	(3,711)		–		(3,711)
Cost of voluntary recall of products	(430)		–		(430)
Others	(749)		(756)		7
Sub total	(5,125)	(3.1)	(7,070)	(4.3)	1,945
Income before income taxes and minority interest	46,585	28.1	46,952	28.6	(367)
Income taxes - current	25,625	15.5	24,465	14.9	1,159
- deferred	(2,443)	(1.5)	(1,389)	(0.9)	(1,054)
Total income taxes	23,181	14.0	23,076	14.0	105
Net income before minority interests	23,403	14.1	23,876	14.6	(473)
Minority interests	337	0.2	(30)	(0.0)	367
Net income	23,066	13.9	23,906	14.6	(840)

SAMMY CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

(Unit : Millions of Yen)

	Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002	Change
	Amount	Amount	Amount
I Retained earnings at the beginning of year Beginning balance	40,172	18,055	22,117
II Decrease			
1. Dividends	(2,670)	(1,536)	(1,134)
2. Bonuses to directors and corporate auditors	(312)	(253)	(59)
3. Loss of disposal of treasury stock	(231)	–	(231)
III Net income	23,066	23,906	(840)
IV Retained earnings to be carried forward	60,023	40,172	19,851

SAMMY CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

(Unit : Millions of Yen)

	Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
	Amount	Amount
Cash flows from operating activities:		
Income before income taxes and minority interests	46,585	46,952
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	2,697	2,067
Loss on write-off of goodwill	873	517
Loss on disposal of property factory and equipment etc.	149	347
Share of earnings of silent ownership	(129)	(87)
Others	201	74
Changes in assets and liabilities:		
(Increase) in notes and accounts receivable	23,309	(23,171)
(Increase) in inventories	(713)	(1,813)
(Increase) in notes and accounts payable	(10,119)	3,919
Decrease (Increase) in other assets	1,972	(6,502)
Increase in other liabilities	(1,711)	4,453
Sub-total	63,115	26,756
Interest and dividends received	147	148
Payment of interest	(198)	(181)
Payment of income taxes	(31,419)	(13,582)
Net cash provided by operating activities	31,645	13,141
Cash flows from investing activities:		
Payment for purchase of property, factory and equipment	(3,901)	(4,963)
Proceeds from sales of property, factory and equipment	568	98
Payment for purchase of intangible assets	(747)	(1,212)
Payment for purchase of investment securities - net	(591)	(822)
Payment of investment in capital	(2,840)	—
Payment for acquisition of consolidated subsiclrames	(1,919)	—
Increase in cash and cash equivalents due to acquisition of consolidated subsidiaries	—	21
Decrease (Increase) in loans receivable – net	61	(710)
Decrease in time deposit – net	20	182
Increase in other investments - net	66	608
Net cash used in investing activities	(9,284)	(6,798)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	606	60
Payments of long-term debt	(1.696)	0
(Decrease) in short-term bank loans	(2,377)	(1,794)
Payment for acquirement of freasury stock	(12,535)	0
Proceeds from sale of common stock	201	6,049
Cash dividends paid	(2,670)	(1,536)
Others	270	(7)
Net cash provided by financing activities	(18,201)	2,772
Effect of exchange rate changes on cash and cash equivalents	(126)	106
Net increase in cash and cash equivalents	4,031	9,221
Cash and cash equivalents at beginning of year	22,535	13,313
Cash and cash equivalents at end of year	26,567	22,535

SIGNIFICANT ACCOUNTING POLICIES

1.Basis of consolidation

The consolidated financial statements include the accounts of the Company and all of its 17 subsidiaries. There is an affiliated company, which is accounted for by the equity method. 17 subsidiaries and an affiliated company are as follows;
Sammy Amusement Service Co.,Ltd., MAXBET Co., Ltd., Underground Liberation Force Inc., Quat Technology Inc., RODEO Co., Ltd., Dimps Corporation, SI Electronics Co., Ltd. Shuko Electronics Co., Ltd., Sammy Design Corporation, Alegria Corporation, IP4 Inc., Sammy Networks Co. ,Ltd., Sammy Holding Co., Inc., Sammy USA Corporation, Sammy Studios, Inc., Sammy Europe Ltd., RTzen Inc.

2.Affiliated company

Japan Setup Service Co., Ltd. is an affiliated company. We transferred all of our shares of Aristcrat Sales Co., Ltd., which was our affiliated company in the previous fiscal year, to Aristcrat Technologies Co., Ltd. on June 20, 2002. As a result operating results of such company have been excluded from the application of the equity method by Sammy Group.

3.Fiscal year end of consolidated subsidiaries

Fiscal year end of all consolidated subsidiaries is March 31, which is the same as that of parent company. Dimps Corp changed its fiscal year end from February 28, to March 31 from this fiscal year.

4.Method and basis of Accounting standards

(1)Valuation of significant assets

①Securities that have quoted market prices are stated at the market value. The difference between acquisition cost and market value is accounted for as net unrealized holding gains on securities in Shareholders' equity. Other securities are carried at moving average cost.

②Inventories are stated at cost determined by the average method.

(2)Depreciation method of property and equipment

①Tangible assets

Depreciation is computed primarily using the declining-balance method according to Japanese Corporate Tax Law.

In addition, buildings acquired after April 1, 1998 are depreciated using the straight-line method according to the Corporate Tax Law.

Service life for primary assets is as follows;
Building/Structure : 15-38 years
Tools/Furniture : 4-6 years
Rental equipment for Amusement arcade : 2-3 years

②Intangible assets

Depreciation is computed primarily using the straight-line method. We adopt the straight-line method over the useful life of 5 years for Software for internal use.

③Advance payment

Depreciation is computed primarily using the straight-line method.

(3)Accounting for deferred assets

Stock issuance costs are expensed as incurred.

(4)Basis of recording allowances

①Allowance for doubtful accounts

The allowance for doubtful accounts is provided in an amount sufficient to cover possible losses by estimating individually uncollectible amounts and applying a historical percentage to the remaining accounts.

②Severance and retirement allowance for employees

The liability for the employees' severance and retirement benefits is recorded based on the estimated amounts of benefit obligation and plan assets at the end of the year.

③Severance and retirement allowance for directors and corporate auditors

The liability for the directors' and corporate auditors' severance and retirement benefits is recorded based on the amount required in accordance with the Company's policy.

(5)Accounting for lease transactions

Finance leases, which do not transfer ownership to lessees, are accounted for in the same manner as operating leases.

(6)Accounting for significant hedge

The Company has employed certain interest swaps to hedge its exposure to movements in the interest rates for its borrowings. As a matter of policy, the Company does not engage in speculative transactions. These swaps have

(7)Accounting method of consumption taxes

Consumption taxes paid and received are recorded as suspense payments and suspense receipts during the year. The net payable resulting from offsetting the two accounts is recorded as consumption tax payable at year-end.

5.Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of the consolidated subsidiaries are valued at market value.

6.Goodwill

The difference between the cost and underlying net equity of investments in subsidiaries at acquisition is allocated to identifiable assets. The unallocated residual value of the excess of the cost over the net assets is recognized as goodwill and is amortized over 5 years. The Company continuously evaluates realizability of such intangible assets and records write-down where appropriate. Insignificant amount of such intangible asset is charged to income when incurred.

7.Appropriateion of retained earnings

Consolidated statement of retained earnings is prepared based on appropriations of retained earnings of consolidated companies authorized in the fiscal year.

8.Scope of financial funds in the statement of cash flow

Financial funds (cash and cash equivalent) in the statement of cash flow consist of cash and deposits in bank which are readily available for withdrawal, and short term investments with maturities of 3 months or less, which are readily convertible to cash and have negligible risk of changes in value.

ACCOUNTING CHANGES

1.Treasury stock and legal reserve

New accounting standard for treasury stock and legal reserve, which is effective after April 1, 2002, has been adopted from this fiscal year. Impact of such adoption on income for this fiscal year has been insignificant.

Due to revisions of the consolidated financial statement rules, shareholder's equity has been presented by common stock, capital surplus, earnings surplus and other from this fiscal year according to the revised rules. Presentation of shareholder's equity in the previous periods has been revised accordingly for comparison purpose.

2. New accounting standards for per share data, which are effective for fiscal years beginning on or after April 1, 2002, have been adopted from this fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

Current year (As of March 31, 2003)	Prior year (As of March 31, 2002)
※1 ———	※1 Notes receivable and payable that matured on the balance sheet date (March 31, 2002) were settled on the following business day (April 1, 2002), because the balance sheet date was Sunday and banks were closed. Therefore, the following balances matured on the balance sheet date were included in the balance sheet: Notes receivable ¥3,255 million Notes payable ¥2,610 million
※2 Collateralized assets for payable-trade(¥17 million),payable-other(¥3million),Loan(¥252million) are as follows; Land ¥200 million Building and structure ¥0 million Call deposit ¥20 million Total ¥220 million	※2. Collateralized assets for payable-trade(¥6million),Loan(¥525 million) are as follows; Land ¥529 million Building and structure ¥40 million Call deposit ¥20 million Total ¥589 million
※3 Security to affiliated company is ¥26 million.	※3 Security to affiliated company is ¥29 million.

CONSOLIDATED STATEMENT OF INCOME

Summery of selling, general and administrative expenses is as follows;

Millions of Yen	Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
Selling expenses		
Sales agent fee	10,645	18,552
Advertisement	3,946	3,065
Fee for installation of products	846	370
Others	1,402	851
Total	16,840	22,839
Personnel expenses		
Allowance for Bonus	731	605
Retirement allowance for director	115	166
Retirement allowance for employees	137	98
Salary, allowance for employees	3,584	2,779
Remuneration for director	700	345
Others	2,032	1,545
Total	7,301	5,540

Current year From April 1,2002 To March 31,2003		Prior year From April 1,2001 To March 31,2002	
	Millions of Yen		Millions of Yen
General expenses		General expenses	
Reseach & Development	8,079	Reseach & Development	6,487
Bad debt expense	—	Bad debt expense	381
Allowance of doubtful accounts	—	Allowance of doubtful accounts	13
Rent	1,275	Rent	826
Commission	2,142	Commission	1,250
Depreciation	453	Depreciation	384
Amortization of goodwill	873	Amortization of goodwill	517
Others	4,288	Others	4,221
Total	17,113	Total	14,083

CONSOLIDATED STATEMENT OF CASH FLOWS

Current year From April 1,2002 To March 31,2003		Prior year From April 1,2001 To March 31,2002	
※1. Reconciliation between balance of cash and cash equivalent at period-end and cash and bank deposits shown in the balance sheet:		※1. Reconciliation between balance of cash and cash equivalent at period-end and cash and bank deposits shown in the balance sheet:	
	Millions of Yen		Millions of Yen
Cash and bank deposits	26,592	Cash and bank deposits	22,580
Marketable securities	—	Marketable securities	—
Sub-total	26,592	Sub-total	22,580
Time deposit whose maturity date is over 3months	(25)	Time deposit whose maturity date is over 3months	(45)
Cash and cash equivalent	26,567	Cash and cash equivalent	22,535
※2. Breakdown of assets and liabilities for subsidiaries newly consolidated by acquisition of their shares;		※2. Breakdown of assets and liabilities for subsidiaries newly consolidated by acquisition of their shares;	
	Millions of Yen		Millions of Yen
(1) Alegria Corporation		(1) SI Electronics Co., Ltd.	
Current assets	151	Current assets	279
Non current assets	21	Non current assets	33
Goodwill	211	Goodwill	150
Current liabilities	(106)	Current liabilities	(267)
Non current liabilities	(17)	Non current liabilities	(31)
Minority interest	(19)	Minority interest	(1)
Acquisition cost	240	Acquisition cost	162
Cash and equivalent	(137)	Cash and equivalent	(48)
Expenditure for acquisition	102	Expenditure for acquisition	113

Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
(2) IP4 Inc. (Millions of Yen) Current assets 259 Non current assets 17 Goodwill (49) Current liabilities (58) Minority interest (65) Acquisition cost 103 Cash and equivalent (192) Expenditure for acquisition (89) (3) Sammy Networks Co., Ltd. (Millions of Yen) Current assets 750 Non current assets 83 Goodwill 1,715 Current liabilities (474) Minority interest (46) Acquisition cost 2,029 Cash and equivalent (123) Expenditure for acquisition 1,905	(2) Shuko Elecronics Co., Ltd. (Millions of Yen) Current assets 2,646 Non current assets 1,072 Goodwill 669 Current liabilities (3,065) Non current liabilities (897) Acquisition cost 425 Cash and equivalent (560) Expenditure for acquisition (134)
3. Significant non-cash transactions Not applicable	3. Significant non-cash transactions Not applicable

SEGMENT INFORMATION

A. Operations by product

Current fiscal year (From April 1, 2002 to March 31, 2003)

(Unit : Millions of yen)

	Pachinko Pachislot	Amusement equipment	Home TV game software	Others	Total	Corporate and elimination	Consolidated
Net sales - (1) Outside customers	149,083	6,291	7,679	2,719	165,774	—	165,774
(2) Inter segment	14	1	703	25	744	(744)	—
Total	149,098	6,293	8,382	2,744	166,518	(744)	165,774
Cost and expenses	88,407	6,784	9,866	3,305	108,365	5,699	114,064
Operating income (loss)	60,690	(491)	(1,484)	(560)	58,153	(6,444)	51,709
Assets	64,842	8,825	3,914	3,764	81,347	31,526	112,873
Depreciation	1,484	649	156	44	2,334	363	2,697
Capital expenditure	1,458	185	665	128	2,437	574	3,012

(Note) 1. The Company has 4 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
(1) Pachinko and pachislot ··· Manufacture and sell Pachinko and pachislot machines and design parlors
(2) Amusement equipment ··· Manufacture, sell and rent game machines used in an amusement arcades
(3) Home TV game software ··· Develop and sell home TV game software
(4) Others ··· Operation of amusement arcades Management of amusement arcades Produce and sell music CD, Development of computer graphics, License Management, Internet Music Contents provider
3. General corporate expenses of ¥ 6,444 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations."
4. Corporate assets of ¥ 31,526 million, which mainly consist of cash and cash equivalent, marketable securities, investment securities and corporate properties, are included in "Corporate and elimination."

Prior fiscal year (From April 1, 2001 to March 31, 2002)

(Unit : Millions of yen)

	Pachinko Pachislot	Amusement equipment	Home TV game software	Others	Total	Corporate and elimination	Consolidated
Net sales - (1) Outside customers	152,881	5,948	4,362	1,102	164,293	—	164,293
(2) Inter segment	—	0	845	40	886	(886)	—
Total	152,881	5,948	5,208	1,142	165,179	(886)	164,293
Cost and expenses	91,015	7,026	6,690	1,280	106,012	4,259	110,271
Operating income (loss)	61,865	(1,077)	(1,482)	(138)	59,167	(5,145)	54,022
Assets	83,819	7,341	8,411	850	100,424	26,378	126,803
Depreciation	1,173	255	114	161	1,705	362	2,067
Capital expenditure	1,786	180	368	1	2,337	755	3,093

(Note) 1. The Company has 4 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
(1) Pachinko and pachislot ··· Manufacture and sell Pachinko and pachislot machines and design parlors
(2) Amusement equipment ··· Manufacture, sell and rent game machines used in an amusement arcades
(3) Home TV game software ··· Develop and sell home TV game software
(4) Others ··· Operation of amusement arcades Management of amusement arcades Produce and sell music CD, Development of computer graphics, License Management, Internet Music Contents provider
3. General corporate expenses of ¥ 5,145 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations."
4. Corporate assets of ¥ 26,378 million, which mainly consist of cash and cash equivalent, marketable securities, investment securities and corporate properties, are included in "Corporate and elimination."

B. Geographical segment information

Geographical segment information was not presented as the sales and assets of consolidated domestic subsidiaries for the year ended March 31,2003 exceed 90% of consolidated net sales and assets.

C. Overseas sales

Overseas sales was not presented The overseas sales of the Company and its consolidated subsidiaries for the year ended March 31,2003 were less than 10% of consolidated net sales.

LEASE TRANSACTIONS

Current year — From April 1,2002 To March 31,2003

A summary of finance leases which do not transfer ownership to lessee:

1.Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	74	27	46
Machinery and equipments	49	22	26
Total	123	50	73

2.Outstanding minimum lease payments at year-end

(Unit: Millions of Yen)

Within one year	28
Exceeding one year	44
Total	73

3.Payment of lease/Depreciation

(Unit: Millions of Yen)

Payment of lease	35
Depreciation	35

4.Operating lease

Outstanding minimum lease payments at year-end

(Unit: Millions of Yen)

Within one year	13
Exceeding one year	8
Total	21

5. Depreciation is computed using the straight-line method over the lease term to make residual value zero.

6.Above notes are presented inclusive of interest since the percentage of outstanding minimum lease payments to the total fixed assets at the year end is not significant.

Prior year — From April 1,2001 To March 31,2002

A summary of finance leases which do not transfer ownership to lessee:

1.Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	81	38	42
Machinery and equipments	38	17	20
Total	119	55	63

2.Outstanding minimum lease payments at year-end

(Unit: Millions of Yen)

Within one year	25
Exceeding one year	38
Total	63

3.Payment of lease/Depreciation

(Unit: Millions of Yen)

Payment of lease	25
Depreciation	25

4.Operating lease

Outstanding minimum lease payments at year-end

(Unit: Millions of Yen)

Within one year	20
Exceeding one year	12
Total	32

5.Depreciation is computed using the straight-line method over the lease term to make residual value zero.

6.Above notes are presented inclusive of interest since the percentage of outstanding minimum lease payments to the total fixed assets at the year end is not significant.

DEFERRED TAXES

	Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
1.Significant components of the deferred tax assets and liabilities are as follows:		
(Deferred tax assets)	(Unit : Millions of Yen)	(Unit : Millions of Yen)
(Current assets)		
Tax loss carryforward on a subsidiary	3,416	3,964
Accrued enterprise tax	1,088	1,557
Accrued bonus	413	281
Inventories	2,040	716
Elimination of unrealized profit on transactions between inter-companies		
Other	271	172
Sub-total	7,231	6,692
(Non-current assets)		
Expensed tangible assets to be capitalized for tax purpose	714	557
Retirement benefits	563	447
Investment securities		
Depreciation expense	490	
Other	600	15
Sub-total	2,370	1,020
Total deferred tax assets	9,601	7,712
Deferred tax valuation allowance	(3,416)	(3,964)
Net deferred tax assets	6,184	3,747
(Deferred tax liabilities)		
Securities valuation allowance	(388)	(79)
Net deferred tax assets/liabilities	5,796	3,668

2. Significant factors attributing to the differences between the effective statutory tax rate and the tax rate actually imposed:	Current year (Unit : %)	Prior year (Unit : %)
Effective statutory tax rate	42.0	42.0
(Adjustments)		
Permanent differences such as entertainment expense	1.0	1.0
Inhabitant tax per capita	0.2	0.1
Tax on undistributed earnings of family corporation	4.1	4.4
Other	2.5	1.7
Tax rate actually imposed	49.8	49.2

Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
3.Adjustments to the amounts of deferred tax assets and deferred tax liabilities due to the change in the tax rate of the corporation tax etc. Pursuant to the Amendments to the Local Tax Lawsof 2003, the capital-based enterprise tax on corporation will become effective from the fiscal year commencing on or after April 1, 2004, which will lower the standard tax rate for the income-based enterprise tax on corporation. Accordingly, the effective tax rate of 40.69% is used for the temporary differences etc. which are expected to reverse in the fiscal year commencing on or after April 1, 2004. This has resulted in a ¥72 million decrease in the net deferred tax assets. The changes in the net deferred tax assets due to such change in tax rate are calculated by applying the difference between the new and old tax rates to the temporary differences as of the end of the fiscal year.	

FAIR VALUE OF MARKETABLE SECURITIES

Current fiscal year (From April 1, 2002 to March 31, 2003)

(1) Marketable securities with quoted market prices as of March 31, 2003 (Unit : Millions of Yen)

Security type	Current year (As of March31, 2003)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
① Securities whose market value exceeds the Balance sheet amount:			
Stocks	938	1,983	1,044
Bonds	—	—	—
Other	—	—	—
Total	938	1,983	1,044

Security type	Current year (As of March31, 2003)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
②Securities whose balance sheet amount does not exceed the acquisition cost:			
Stocks	320	220	(99)
Bonds	—	—	—
Other	—	—	—
Total	320	220	(99)

(Note) Investment securities were devalued by ¥ 297 million (¥ 153 million in other securities with quoted market prices, ¥ 143 million in other securities without quoted market prices) during this fiscal year.

(2)Other securities sold during this fiscal year (April 1, 2002-March 31, 2003) (Unit : Millions of Yen)

Amount sold	Amount of gain on sale	Amount of loss on sale
103	0	—

(3) Unlisted securities without quoted market prices as of March 31, 2003

(Unit : Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	723
Convertible Bonds	100
Unlisted stocks of affiliated company (excluding over the counter securities)	26
Total	849

Prior fiscal year (From April 1, 2001 to March 31, 2002)

(1) Marketable securities with quoted market prices as of March 31, 2003

(Unit : Millions of Yen)

Security type	Prior year (As of March31, 2002)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
①Securities whose balance sheet amount exceeds the acquisition cost			
Stocks	326	543	217
Bonds	—	—	—
Other	—	—	—
Total	326	543	217

Security type	Prior year (As of March31, 2002)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
②Securities whose balance sheet amount does not exceed the acquisition cost			
Stocks	54	41	(13)
Bonds	—	—	—
Other	—	—	—
TOTAL	54	41	(13)

(Note) Investment securities were devalued by ¥ 53 million (¥ 48 million in other securities with quoted market prices, ¥ 4 million in other securities without quoted market prices) during this fiscal year.

(2)Other securities sold during this fiscal year (April 1, 2001-March 31, 2002) (Unit : Millions of Yen)

Amount sold	Amount of gain of sale	Amount of loss of sale
64	8	29

(3) Unlisted securities without quoted market prices as of March 31, 2002

(Unit : Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	1,573
Unlisted stocks of affiliated company (excluding over the counter securities)	29
Total	1,603

Derivative transactions

Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
1. Derivative transactions (1)Derivative transaction that the company utilizes is interest rate swap. (2)The Company utilizes derivative financial instruments to reduce financial market risks. The Company does not use derivative financial instruments for speculative or trading purposes. (3)The Company utilizes swap agreements which exchange the variable rate of debt for fixed rate to hedge the effects of interest rate fluctuations. The company accounts for interest rate swaps based on the simplified method. Interest rate swaps are used to hedge interest rate risks on debts. (4)The company believes that the swap transactions used by the company do not have a significant exposure to the market interest fluctuation risks. Also, the risk of default by the counter parties to the interest rate swaps is mitigated as they are reputable domestic financial institutions. (5)The Company controls credit risk through credit approvals, limits and monitoring procedures. 2.Fair value of derivative transactions As the hedge accounting is adopted, disclosure of such information is omitted as permitted per the disclosure rules.	Same as the left

Pension Accounting

Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
1.Summary description of the pension plan The company has unfunded severance indemnities plan based on the regulation on pension benefit. Also, defined benefit pension plan has been adopted as a part of the severance plan since June 1, 1992. 2.Actuarial assumptions Discount rate: 3% Expected long-term rate of return on plan assets: 1%	Same as the left

Per share data

Current year From April 1,2002 To March 31,2003		Prior year From April 1,2001 To March 31,2002	
Equity per share	¥1,298.90	Equity per share	¥1,074.13
Net income per share	¥436.79	Net income per share	¥452.44
Net income per share (diluted)	¥435.42	Net income per share (diluted)	¥452.28
New accounting standards for per share data have been adopted from this fiscal year. Per share data for the prior year would have been as follows if such new standards were applied;			
Equity per share	¥1,068.27		
Net income per share	¥446.52		
Net income per share (diluted)	¥443.57		

(Note) Equity per share and net income per share (diluted) are computed as follows:

	Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
Equity per share		
Net income	23,066	—
Amount which does not belong to common shareholders	336	—
(of which, bonus to directors)	336	—
Net income for common stock	22,730	—
Average numbers of shares issued and outstanding during fiscal year(Thousand)	52,038	—
Net income per share (diluted)		
Adjustment to net income	—	—
Increase of common stock (Thousand)	163	—
(of which, preemptive rights on common stock)(Thousand)	163	—
Description and number of common stock equivalents which were not included in the computation of net income per share (diluted) as they were anti-dilutive	Stock option (common stock) 346,000 approved by General Meeting on June 22, 2001 Stock option (common stock) 332,000 approved by General Meeting on June 21, 2002	—

(Going concern assumption)

Not applicable

(Transaction with related parties)

Not applicable

5.PRODUCTION BY PRODUCT LINE

(1)Results of production

(Unit : Millions of Yen)

	Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
	Amount	Amount
Pachislot and Pachinko	147,175	152,045
Amusement equipment	4,954	2,979
Total	152,130	155,024

(Note) Amounts indicated above are calculated based on sales price and do not include related consumption tax.

(2)Sales order backlog

The Company produces Pachislot and Pachinko machines based upon trends of sales order backlog because of short production time. However, as these products have a shorter life cycle with significant shipments required in their initial stage, the initial production is carried out by anticipating initial orders and the quantity of such initial production accounts for majority of total sales quantity. On the other hand, amusement equipment is produced by anticipating orders due to long production time required. For these reasons, the information as to sales order backlog is not considered reflective of the Company's operations and therefore not presented.

(3)Sales by product line

See Segment information.

FILE NO.82-5227
May 8, 2003

FLASH REPORT
NON-CONSOLIDATED FINANCIAL STATEMENTS
Year Ended March 31, 2003

Name of the Company : Sammy Corporation
Code number : 6426
(URL http://ir.sammy.co.jp)
Any inquiry to : Kiyofumi Sakino
Managing Director/Division Manager, Administration
2-23-2 Higashi Ikebukuro
Toshima-ku, Tokyo, Japan
Tel (03)5950－3790

Date of the Board of Directors meeting for the year closing May 8, 2003
Date of the ordinary shareholders' meeting for the year closing June 26, 2003
Interim dividend distribution Applicable

1. RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2003

(1) RESULTS OF OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For Year ended March 31, 2003	150,462	(5.7)	51,809	(△0.3)	24,797	(6.1)
For Year ended March 31, 2002	142,394	(110.3)	51,955	(175.9)	23,375	(136.8)

	Net income per share	Net income per share (Diluted)	Return on equity	Operating income to total assets	Operating income to net sales
	Yen	Yen	%	%	%
For Year ended March 31, 2003	470.76	469.28	40.2	46.6	34.4
For Year ended March 31, 2002	442.39	442.24	54.6	54.8	36.5

(Note) ① Weighted average number of shares outstanding for the fiscal year 2003 and 2002 were 52,038,939 shares and 52,839,269 shares, respectively.
② There was no significant change in the accounting policy between the years presented.
③ Percentages for net sales, operating income and net income represent change from the prior year.

(2) DESCRIPTION OF DIVIDENDS PAID

	Dividend paid per share for the year			Total dividends paid (annual)	Dividend payout ratio	Ratio of dividend paid to equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of Yen	%	%
Fiscal year 2003	70.00	0.00	70.00	3,507	14.1	5.3
Fiscal year 2002	50.00	0.00	50.00	2,670	11.4	4.7

(3) FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of Yen	Millions of Yen	%	Yen
March 31, 2003	106,235	66,604	62.7	1,323.10
March 31, 2002	116,268	56,660	48.7	1,060.82

(Note) The total numbers of shares outstanding were 50,113,270 shares and 53,411,572 shares at March 31, 2003 and 2002, respectively.
The total numbers of Treasury stocks were 3,408,130 shares and 228 shares at March 31, 2003 and 2002, respectively.

2. PROJECTION FOR NON-CONSOLIDATED RESULTS FOR FISCAL YEAR 2003 (APRIL 1, 2003 – MARCH 31, 2004)

	Net sales	Operating income	Net income
	Millions of Yen	Millions of Yen	Millions of Yen
Interim	76,500	20,200	10,000
Entire – year	190,000	56,000	28,000

Dividend per share		
Interim	End of year	
¥35	¥35	¥70

(Reference) Projected net income per share for the entire-year is ¥551.75

Note :
The management of the Company is required to disclose the information about Projection of results for fiscal year ended March, 2004 in accordance with the regulation of Tokyo Stock Exchange.

Above estimate is made based on the information available at the date of announcement of this flash report and there may be a case that above estimate would differ from actual amount due to various reasons.

6. NON-CONSOLIDATED FINANCIAL STATEMENT

SAMMY CORPORATION
NON-CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2003 AND 2002

(Unit : Millions of Yen)

		Current year (As of March 31, 2003)		Prior year (As of March 31, 2002)		Change
		Amount	Percentage	Amount	Percentage	Amount
(Assets)			%		%	
Current Assets						
Cash and deposits		18,370		17,398		972
Notes receivable	※2.3	12,290		17,662		(5,371)
Accounts receivable-trade	※2	17,974		31,383		(13,409)
Allowance for doubtful accounts		(750)		(628)		(122)
Inventories		14,815		13,503		1,312
Deferred taxes-current		3,994		2,598		1,395
Deposit for lawsuit		5,000		5,000		—
Others	※2	5,785		6,388		(603)
Total current assets		77,485	72.9	93,309	80.3	(15,824)
Non-current assets						
Property and equipment						
Buildings		4,494		4,101		393
Machinery and equipment		2,021		2,239		(218)
Rental equipment for amusement arcades		—		435		(435)
Land		2,803		2,521		282
Software		1,106		1,232		(126)
Construction in progress		—		220		(220)
Others		1,540		1,255		285
Total property and equipment		11,967	11.3	12,005	10.3	(38)
Investments and other assets						
Investment securities		2,960		2,087		873
Investments in subsidiaries and affiliates		6,764		3,379		3,385
Lease deposits		1,403		1,333		69
Deferred taxes non – current		1,597		1,349		247
Others		4,193		3,880		313
Allowance for doubtful accounts		(141)		(1,081)		939
Total investments and other assets		16,781	15.8	10,952	9.4	5,828
Total non-current assets		28,749	27.1	22,959	19.7	5,790
Total assets		106,235	100.0	116,268	100.0	(10,033)

SAMMY CORPORATION
NON-CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2003 AND 2002

(Unit : Millions of Yen)

		Current year (As of March 31, 2003)		Prior year (As of March 31, 2002)		Change
		Amount	Percentage	Amount	Percentage	Amount
(Liabilities)			%		%	
Current liabilities						
Short-term bank loans and current portion of long-term debt		2,100		4,600		(2,500)
Notes payable	※3	10,350		14,586		(4,236)
Accounts payable – trade	※2	2,354		7;522		(5,168)
Accounts payable – other	※2	4,196		7,801		(3,605)
Income taxes payable		13,347		17,942		(4,594)
Accrued liabilities	※2	1,323		1,996		(672)
Accrued employees' bonus		1,088		895		192
Others	※2	91		170		(79)
Total current liabilities		34,852	32.8	55,517	47.8	(20,665)
Non-current liabilities						
Long-term debt, less current portion		1,200		1,800		(600)
Severance and retirement allowance		1,421		1,179		242
Others		2,156		1,111		1,044
Total non-current liabilities		4,777	4.5	4,090	3.5	686
Total liabilities		39,630	37.3	59,608	51.3	(19,978)
(Shareholders' equity)						
Common stock	※1	8,017	7.5	7,966	6.9	51
Additional paid-in capital		9,011	8.5	8,960	7.7	51
Legal reserve		310	0.2	310	0.2	—
Retained earnings-appropriated		34,585	32.6	15,785	13.6	18,800
-unappropriated		26,324	24.8	23,528	20.2	2,795
Net unrealized holding gains on securities		562	0.6	109	0.1	452
		78,809	74.2	56,660	48.7	22,149
Treasury stock	※4	(12,205)	(11.5)	(0)	(0.0)	(12,205)
Total shareholders' equity		66,604	62.7	56,660	48.7	9,944
Total liabilities and shareholders' equity		106,235	100.0	116,268	100.0	(10,033)

SAMMY CORPORATION
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

(Unit : Millions of Yen)

		Current year From April 1,2002 To March 31,2003		Prior year From April 1,2001 To March 31,2002		Change
		Amount	Percentage	Amount	Percentage	Amount
Net sales	※1	150,462	100.0	142,394	100.0	8,067
Cost of sales		62,927	41.8	59,767	42.0	3,159
Gross profit		87,535	58.2	82,626	58.0	4,908
Selling, general and administrative expenses	※2	35,725	23.8	30,671	21.5	5,053
Operating income		51,809	34.4	51,955	36.5	(145)
Other income (expenses)						
Interest and dividend income	※1	165		98		67
Gain on investment in silent partnership		2		87		(85)
Interest expenses		(143)		(148)		4
Loss on disposal of property and equipment		(69)		(301)		232
Gain (Loss) on sale of property and equipment-net		4		(1)		4
Loss on devaluation of investment securities and investment in subsidiaries		(296)		(9)		(287)
Exchange loss		(54)		—		(54)
Cost of restructuring for subsidiaries		(3,549)		—		(3,549)
Cost for special restoration for pachislot problem		—		(5,958)		5,958
Cost of voluntary recall of products		(111)		—		(111)
Others		(497)		(1,122)		625
Sub total		(4,548)		(7,354)		(2,804)
Income before income taxes		47,259	31.4	44,599	31.3	2,660
Income taxes - current		24,445	16.2	22,800	16.0	1,645
- deferred		(1,983)	(1.3)	(1,576)	(1.1)	(407)
Total income taxes		22,462	14.9	21,224	14.9	1,238
Net income		24,797	16.5	23,375	16.4	1,422
Unappropriated retained earnings — beginning of the year		1,758		153		1,604
Loss of disposal of treasury stock		(231)		—		(231)
Unappropriated retained earnings – end of the year		26,324		23,528		(2,795)

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(Unit : Millions of Yen)

	Current year	Prior year	Change
	Amounts	Amounts	Amounts
I Unappropriated retained earnings at the end of year	26,324	23,528	2,796
II Appropriation			
1. Dividends	(3,507)	(2,670)	837
2. Bonuses to directors and corporate auditors	(300)	(300)	—
3. Voluntary reserve			
General reserve	(20,600)	(18,800)	1,800
Total appropriation	(24,407)	(21,770)	2,637
III Unappropriated retained earnings to be carried forward	1,916	1,758	158

Components of Per-Share Dividend

	Current year			Prior year		
	Entire year	Interim	Year-end	Entire year	Interim	Year-end
	Yen	Yen	Yen	Yen	Yen	Yen
Ordinary Share	70.00	0.00	70.00	50.00	0.00	50.00
Ordinary dividend	70.00	0.00	70.00	50.00	0.00	50.00
One-time special dividend	— —	— —	— —	— —	— —	— —

SIGNIFICANT ACCOUNTING POLICIES

1.Valuation for important assets

(1)Securities of subsidiary and affiliate

①Securities are carried at moving average cost.

②Securities that have quoted market prices are stated at the market value. The difference between acquisition cost and market value is accounted for as net unrealized holding gains on securities in Shareholders' equity. Other securities are carried at moving average cost.

(2)Inventories are stated at cost determined by the average method.

2.Depreciation method of property and equipment

①Tangible assets

Depreciation is computed primarily using the declining-balance method.
In addition, buildings acquired after April 1, 1998 are depreciated using the straight-line method.
Service life for primary assets is as follows;
Building/Structure : 34-38 years
Tools/Furniture : 4-6 years

②Intangible assets

Depreciation is computed primarily using the straight-line method. We adopt the straight-line method over the useful life of 5 years for Software for internal use.

③Advance payment

Depreciation is computed primarily using the straight-line method.

3. Accounting for deferred assets

Stock issuance costs are expensed as incurred.

4.Basis of recording allowances

①Allowance for doubtful accounts

The allowance for doubtful accounts is provided in an amount sufficient to cover possible losses by estimating individually uncollectible amounts and applying a historical percentage to the remaining accounts.

②Severance and retirement allowance for employees

The liability for the employees' severance and retirement benefits is recorded based on the estimated amounts of benefit obligation and plan assets at the end of the year.

③Severance and retirement allowance for directors and corporate auditors

The liability for the directors' and corporate auditors' severance and retirement benefits is recorded based on the amount required in accordance with the Company's policy.

5.Accounting for lease transactions

Finance leases, which do not transfer ownership to lessees, are accounted for in the same manner as operating leases.

6.Accounting for significant hedge

The Company has employed certain interest swaps to hedge its exposure to movements in the interest rates for its borrowings. As a matter of policy, the Company does not engage in speculative transactions. These swaps have been accounted for using the simplified method permissible.

7.Accounting method of consumption taxes

Consumption taxes paid and received are recorded as suspense payments and suspense receipts during the year. The net payable resulting from offsetting the two accounts is recorded as consumption tax payable at year-end.

ACCOUNTING CHANGES

1.Treasury stock and legal reserve

New accounting standard for treasury stock and legal reserve, which is effective after April 1, 2002, has been adopted from this fiscal year. Impact of such adoption on income for this fiscal year has been insignificant.
Due to revisions of the consolidated financial statement rules, shareholder's equity has been presented by common stock, capital surplus, earnings surplus and other from this fiscal year according to the revised rules. Presentation of shareholder's equity in the previous periods has been revised accordingly for comparison purpose.

2. New accounting standards for per share data, which are effective for fiscal years beginning on or after April 1, 2002, have been adopted from this fiscal year.

NOTES TO FINANCIAL STATEMENTS

BALANCE SHEET

Current year (As of March 31, 2003)	Prior year (As of March 31, 2002)
※1. Number of shares authorized and outstanding Authorized 200,000,000 shares Outstanding 53,521,400 shares	※1.Number of shares authorized and outstanding Authorized 100,000,000 shares Outstanding 53,411,800 shares
※2. Notes related to subsidiaries Intercompany transactions not separately presented but included in each account are as follows; Millions of Yen Note receivables 2,438 Accounts receivable-trade 7,976 Other current assets 3,351 Accounts payable-trade 226 Accounts payable-others 1,389 Accrued liabilities 20	※2. Notes related to subsidiaries Intercompany transactions not separately presented but included in each account are as follows; Millions of Yen Note receivables 6,850 Accounts receivable-trade 7,020 Loan 2,627 Other receivables 240 Other current assets 357 Accounts payable-trade 232 Accounts payable others 109 Accrued liabilities 341 Other current liabilities 55
※3. ―――――――	※3. Notes receivable and payable that matured on the balance sheet date (March 31, 2002) were settled on the following business day (April 1, 2002), because the balance sheet date was Sunday and banks were closed. Therefore, the following balances matured on the balance sheet date were included in the balance sheet: Notes receivable ¥2,847 million Notes payable ¥2,427 million
※4.Treasury stock owned 3,408,130 shares	※4.Treasury stock owned 228 shares
※5. Liabilities for guarantees The Company was contingently liable for guarantees of the following subsidiaries' loan payable to the Banks Syuko Electoronics Co.,Ltd. ¥889 million Sammy Amusement Service ¥558 million SI Electronics Co.,Ltd. ¥300 million Dimps Corporation ¥400 million Sammy USACorporation ¥180 million (US$1,500,000) Total ¥2,328 million Additionally, the Company was liable for guarantees of the following subsidiaries' account payable SI Electronics Co.,Ltd. for Bond ¥200 million Syuko Electoronics Co.,Ltd for contract of installment sales ¥290 million Sammy Studios Inc for office rent ¥237 million	※5. Liabilities for guarantees The Company was contingently liable for guarantees of Shuko Electoronics Co., Ltd. loan payable to the Banks amounting to ¥132 million
6.Net assets is increased by ¥562 million due to valuation at market price of securities. This amount is restricted from being allocated dividend by Commercial Code.	6.Net assets is increased by ¥109 million due to valuation at market price of securities. This amount is restricted from being allocated dividend by Commercial Code.

Increase of numbers of share issued is as follows;

1.Numbers of share issued was increased by 109,600 shares due to execution of stock option.

(1) Numbers of share / 20,000 Share Price for issuance / ¥314
Amount allocated to common stock / ¥157

(2) Numbers of share / 89,600 Share Price for issuance / ¥1,071
Amount allocated to common stock / ¥536

STATEMENT OF INCOME

Current year From April 1,2002 To March 31,2003		Prior year From April 1,2001 To March 31,2002	
※1. Amounts related to subsidiaries included in following each account are as follows;		※1. Amounts related to subsidiaries included in following each account are as follows;	
Sales	¥37,362 million	Sales	¥35,078 million
Interest and dividend income	¥142 million		
Commission	¥52 million		
※2. Summary of selling,,general and administrative expenses is as follows;		※2. Summary of selling,,general and administrative expenses is as follows	
	Millions of Yen		Millions of Yen
Selling expenses		Selling expenses	
Sales agent fee	10,607	Sales agent fee	11,746
Advertisement	3,417	Advertisement	2,640
Fee for installation of products	847	Fee for installation of products	370
Others	1,004	Others	505
Total	15,877	Total	15,263
Personnel expenses		Personnel expenses	
Allowance for Bonus	647	Allowance for Bonus	484
Retirement allowance for director	98	Retirement allowance for director	164
Retirement allowance for employees	117	Retirement allowance for employees	80
Salary, allowance for employees	2,174	Salary, allowance for employees	1,765
Remuneration for director	269	Remuneration for director	241
Others	1,615	Others	1,167
Total	4,922	Total	3,904
General expenses		General expenses	
Reseach & Development	8,473	Reseach & Development	6,319
Bad debt expense	203	Bad debt expense	256
Allowance of doubtful accounts	—	Allowance of doubtful accounts	13
Rent	846	Rent	595
Commission	1,859	Commission	1,121
Depreciation	292	Depreciation	242
Others	3,248	Others	2,954
Total	14,925	Total	11,503
3. Depreciation expenses		3. Depreciation expenses	
Tangible assets	¥1,495 million	Tangible assets	¥1,545 million
Intangible assets	¥461 million	Intangible assets	¥354 million

LEASE TRANSACTIONS

Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002

Current year (From April 1,2002 To March 31,2003)

A summary of finance leases which do not transfer ownership to lessee:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furnitures	30	7	22
Machinery and equipment	27	18	9
Total	58	26	31

2. Outstanding minimum lease payments at year-end

	(Millions of Yen)
Within one year	14
Exceeding one year	17
Total	31

3.Payment of lease/Depreciation

	(Millions of Yen)
Payment of lease	19
Depreciation	19

4. Depreciation is computed using the straight-line method over the lease term to make residual value zero.

5. Above notes are presented inclusive of interest since the percentage of outstanding minimum lease payments to the total fixed assets at the year end is not significant.

Prior year (From April 1,2001 To March 31,2002)

A summary of finance leases which do not transfer ownership to lessee:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furnitures	7	5	2
Machinery and equipments	38	17	20
Total	45	23	23

2. Outstanding minimum lease payments at year-end

	(Millions of Yen)
Within one year	12
Exceeding one year	10
Total	23

3.Payment of lease/Depreciation

	(Millions of Yen)
Payment of lease	11
Depreciation	11

4. Depreciation is computed using the straight-line method over the lease term to make residual value zero.

5. Above notes are presented inclusive of interest since the percentage of outstanding minimum lease payments to the total fixed assets at the year end is not significant.

DEFERRED TAXES

Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002

Current year (From April 1,2002 To March 31,2003)

1. Significant components of the deferred tax assets are as follows:

Deferred tax assets	(Unit : Millions of Yen)
(Current assets)	
Accrued enterprise tax	¥ 1,051
Inventories	2,246
Accrued bonus	397
Doubtful accounts	231
Others	67
Current assets total	3,994
(Non current assets)	
Expensed tangible assets to be capitalized for tax purpose	635
Investment securities	217
Retirement benefits	547
Depreciation expense	393
Others	189
Non-current assets total	1,983
Total assets	5,977
(Liability)	
Deferred tax valuation allowance	(385)
Net deferred tax assets	¥5,592

2. Significant factors attributing to the differences between the effective statutory tax rate and the tax rate actually imposed

	(Unit : %)
Effective statutory tax rate	42.0
(Adjustments)	
Permanent differences such as entertainment expense	0.8
Inhabitant tax per capita	0.0
Tax on undistributed earnings of family corporation	3.9
Other	0.8
Tax rate actually imposed	47.5

3. Adjustments to the amounts of deferred tax assets and deferred tax liabilities due to the change in the tax rate of the corporation tax etc.

Pursuant to the Amendments to the Local Tax Lawsof 2003, the capital-based enterprise tax on corporation will become effective from the fiscal year commencing on or after April 1, 2004, which will lower the standard tax rate for the income-based enterprise tax on corporation. Accordingly, the effective tax rate of 40.69% is used for the temporary differences etc. which are expected to reverse in the fiscal year commencing on or after April 1, 2004. This has resulted in a ¥66 million decrease in the net deferred tax assets.

The changes in the net deferred tax assets due to such change in tax rate are calculated by applying the difference between the new and old tax rates to the temporary differences as of the end of the fiscal year.

Prior year (From April 1,2001 To March 31,2002)

1. Significant components of the deferred tax assets are as follows:

Deferred tax assets	(Unit : Millions of Yen)
(Current assets)	
Accrued enterprise tax	¥ 1,429
Inventories	716
Accrued bonus	263
Doubtful accounts	113
Others	75
Current assets total	2,598
(Non current assets)	
Expensed tangible assets to be capitalized for tax purpose	547
Investment securities	139
Retirement benefits	444
Depreciation expense	174
Others	122
Non-current assets total	1,429
Total assets	4,028
(Liability)	
Deferred tax valuation allowance	(79)
Net deferred tax assets	¥3,948

2. Significant factors attributing to the differences between the effective statutory tax rate and the tax rate actually imposed

	(Unit : %)
Effective statutory tax rate	42.0
(Adjustments)	
Permanent differences such as entertainment expense	0.4
Inhabitant tax per capita	0.1
Tax on undistributed earnings of family corporation	4.2
Other	0.9
Tax rate actually imposed	47.6

Per share data

Current year From April 1,2002 To March 31,2003		Prior year From April 1,2001 To March 31,2002	
Equity per share	¥1,323.10	Equity per share	¥1,060.82
Net income per share	¥470.76	Net income per share	¥442.39
Net income per share (diluted)	¥469.28	Net income per share (diluted)	¥442.24
New accounting standards for per share data have been adopted from this fiscal year. Per share data for the prior year would have been as follows if such new standards were applied;			
Equity per share	¥1,055.21		
Net income per share	¥436.71		
Net income per share (diluted)	¥433.83		

(Note) Equity per share and net income per share (diluted) are computed as follows:

	Current year From April 1,2002 To March 31,2003	Prior year From April 1,2001 To March 31,2002
Equity per share		
Net income (Millions of Yen)	24,797	—
Amount which does not belong to common shareholders (Millions of Yen)	300	—
(of which, bonus to directors)	300	—
Net income for common stock (Millions of Yen)	24,497	—
Average numbers of shares issued and outstanding during fiscal year(Thousand)	52,038	—
Net income per share (diluted)		
Adjustment to net income	—	—
Increase of common stock (Thousand)	163	—
(of which, preemptive rights on common stock)(Thousand)	163	—
Description and number of common stock equivalents which were not included in the computation of net income per share (diluted) as they were anti-dilutive	Stock option (common stock) 346,000 approved by General Meeting on June 22, 2001 Stock option (common stock) 332,000 approved by General Meeting on June 21, 2002	—

(Securities)

Securities of subsidiaries and affiliate do not have market value in the period from April 1, 2001 to March 31,2002 and in the period from April 1, 2002 to March 31,2003.

(Change of Directors/Corporate Auditor)

Not applicable